SUB-ITEM 77I:  Terms of new or amended securities

The response to sub-item 77I with respect to the Advantage New York Tax Exempt Liquidity Fund Class of Shares and Victory Class of Shares of the New York Daily Tax Free Income Fund, Inc. (the "Company") is incorporated by reference to the Company's Post-Effective Amendment No. 32, as filed with the Securities and Exchange Commission on August 27, 2004 (Accession No. 0000740372-04-000004).